Filed Pursuant to Rule 424(b)(3)

Registration No. 333-117136

PROSPECTUS

19,600,000 Shares

ATARI, INC.

Common Stock

      This Prospectus relates to shares of common stock of Atari, Inc. (the “Common Stock”) which the companies described under “Selling Security Holders” may offer from time to time. See the section captioned “Plan of Distribution” in this Prospectus beginning on page 7.

      Our Common Stock is listed on the NASDAQ National Market under the symbol “ATAR.”

      One of the Selling Security Holders, California U.S. Holdings, Inc. (“CUSH”), which is wholly-owned by Infogrames Entertainment S.A. (“IESA”), a publicly traded French company, received the Common Stock to which this Prospectus relates in a series of transactions involving our Company, including our acquisition by IESA and our recapitalization. The other Selling Security Holder received the Common Stock to which this Prospectus relates from CUSH in a privately negotiated transaction. See the section captioned “Material Relationships Between any Selling Security Holders and our Company and/or its Affiliates” in this Prospectus beginning on page 6. The Selling Security Holders may offer their shares of Common Stock for resale from time to time. The registration of their shares of Common Stock does not necessarily mean that the Selling Security Holders will sell their shares of Common Stock.

      We will not receive any of the proceeds of sales by the Selling Security Holders. CUSH is paying the costs of preparing and filing the Registration Statement of which this Prospectus is a part.

      Investing in our Common Stock involves a high degree of risk. See the section captioned “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended March 31, 2004 which is incorporated herein by reference.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES AND THEY HAVE NOT DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is August 24, 2004.

      WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION WHICH IS NOT CONTAINED IN THIS PROSPECTUS OR IN A DOCUMENT INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. IF ANYONE GIVES ANY INFORMATION OR MAKES ANY REPRESENTATION WHICH IS NOT CONTAINED IN, OR INCORPORATED INTO, THIS PROSPECTUS, YOU MUST NOT RELY UPON IT AS HAVING BEEN AUTHORIZED BY US OR BY ANYONE ACTING ON OUR BEHALF. NO MATTER WHEN YOU RECEIVE THIS PROSPECTUS OR PURCHASE SECURITIES TO WHICH IT RELATES, YOU MUST NOT ASSUME THIS PROSPECTUS IS CORRECT AT ANY TIME AFTER ITS DATE.

Nintendo®, Game Boy®, Game Boy® Advance, Nintendo GameCube®, and Game Boy®Color are trademarks and/or registered trademarks of Nintendo of America, Inc. Sony’s PlayStation® and PlayStation® 2 are trademarks and/or registered trademarks of Sony Computer Entertainment, Inc. Microsoft XboxTM is a registered trademark of Microsoft Corporation.

RISK FACTORS

      Investing in our Common Stock involves a high degree of risk. See the section captioned “Risk Factors” in our Annual Report on Form 10-K for the fiscal period ended March 31, 2004, which is incorporated herein by reference and the following risk factor:

      Our success may be impacted by IESA’s ability and willingness to continue to support us.

      IESA has incurred significant losses from operations and is highly leveraged. Should IESA experience liquidity issues, among other things, this may result in its inability to fund the development efforts of Atari Interactive, Inc. (“Atari Interactive”) and our results of operations may suffer because, as the North American distributor of the games developed by Atari Interactive, our revenue could significantly decrease. Such a reduction of our revenue, among other things, could result in a breach of one or more of the covenants contained in our senior credit facility with General Electric Capital Corporation. In the event any of the above contingencies occur, management is prepared to take various actions which may include, but not be limited to, a reduction in our expenditures for internal and external new product development and a reduction in overhead expenses. These actions, should they become necessary, may result in a significant reduction in the size of our operations.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). The SEC maintains a website that contains the annual, quarterly and special reports, proxy statements and other information we file with the SEC. The address of the SEC website is http://www.sec.gov. You can also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information regarding the Public Reference Room by calling the SEC at 1-800-SEC-0330.

      We maintain an Internet website at http://www.atari.com (which is not intended to be an active hyperlink in this Prospectus). The information at our website is not incorporated in this Prospectus by reference, and you should not consider it a part of this Prospectus.

      We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”). This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. Some items are omitted in accordance with the rules and regulations of the SEC. Please refer to the Registration Statement and its exhibits and schedules for further information with respect to us and our Common Stock. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the Registration Statement. You can read and obtain a copy of the Registration Statement and its exhibits and schedules from the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, except for information superseded by information in this Prospectus. We incorporate by reference the documents listed below. This Prospectus is part of a registration statement we filed with the SEC. The documents we incorporate by reference include:

(1) our Annual Report on Form 10-K for the year ended March 31, 2004, as amended by our Annual Report on Form 10-K/ A filed on August 18, 2004;

(2) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004;

(3) our Current Report on Form 8-K filed on August 6, 2004;

(4) the description of our Common Stock, par value $0.01 per share, contained in our Registration Statement on Form 8-A, filed with the SEC on November 30, 1995; and

(5) all other reports we have filed since March 31, 2004 pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

      Each of these filings is available from the SEC. You may request, and we will provide at no cost, a copy of these filings, including any exhibits to the filings, by writing us at the following address: Atari, Inc., 417 Fifth Avenue, New York, NY 10016 or by telephoning us at (212) 726-6500, Attention: Investor Relations.

      When we file documents in accordance with Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this Prospectus and the time we file a post-effective amendment to the registration statement of which this Prospectus is a part saying all the securities which are the subject of that registration statement have been sold or deregistering any securities which have not been sold, the documents we file will be incorporated into this Prospectus and will be a part of it beginning on the date the documents are filed. If any document which we file changes anything said in this Prospectus or in an earlier document which is incorporated into this Prospectus, the later document will modify or supersede what is said in this Prospectus or the earlier document.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION

      Certain information included or incorporated by reference in this Prospectus or any Prospectus supplement relating to it may contain forward-looking statements, as that term is defined for purposes of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond our control, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “our future success depends,” “seek to continue” or the negative of these terms or other comparable terminology. These statements are only estimates or predictions. Actual events or results may differ materially. Important factors that could cause actual results to differ materially from those in our forward looking statements in this Prospectus include, but are not limited to:

•	a reduction in demand for video games generally (whether because of general economic conditions, changing consumer tastes or otherwise);

•	delays of new product releases;

•	an inability to obtain access to people who are capable of creating games that take advantage of new technologies or of particular licensed properties;

•	an inability to extend or obtain rights to produce games for new hardware systems (possibly because of decisions by hardware manufacturers to produce all games for their systems) or loss of rights to produce games that can be played on popular existing hardware systems;

•	an inability to obtain licenses to create games based on movies or other properties that have attained a high level of consumer recognition or acceptance;

•	unexpected production or distribution costs;

•	failure of particular video games to achieve expected sales volumes;

•	an inability to maintain anticipated pricing for our products;

•	unanticipated changes in the product mix; and

•	unanticipated changes in the mix of our revenues from distribution activities and published product sales.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

THE COMPANY

      We are a leading global publisher and developer of video game software for both gaming enthusiasts and the mass-market audience, as well as a leading distributor of video game software in North America. We publish and distribute games for all platforms, including Sony PlayStation and PlayStation2; Nintendo Game Boy, Game Boy Advance and GameCube; Microsoft Xbox; and personal computers, referred to as PCs. We also publish and sub-license games for the wireless, internet, and other evolving platforms. Our diverse portfolio of products extends across every major video game genre, including: action, adventure, strategy, children, family, driving and sports games.

      Our products are based on intellectual properties either that we have created internally and own or that we have licensed from third parties, including leading entertainment companies. We continually seek the best available talent to join our internal development team, which we believe is one of the most creative in the industry.

      In addition to our publishing and development activities, we also distribute video game software in the U.S. and Canada, handling both our own products and titles developed by third-party distributors with whom we have contracts. As a leading distributor of video game software throughout the U.S., we maintain what we believe to be state-of-the-art distribution operations and systems, reaching well in excess of 30,000 retail outlets nationwide. Additionally, through our relationship with our indirect majority stockholder, IESA, a French corporation, listed on Euronext, our products are distributed exclusively by IESA throughout Europe, Asia and other regions. Similarly, we exclusively distribute IESA’s products in the U.S. and Canada.

USE OF PROCEEDS

      We will not receive any of the net proceeds from the sales of our Common Stock by the Selling Security Holders.

SELLING SECURITY HOLDERS

      This Prospectus relates to possible sales by the following Selling Security Holders:

	Beneficial Ownership of				Beneficial Ownership of
	Selling Security Holder				Selling Security Holder
	Prior to Offering				After the Offering(2)
Name of Selling				Number of Shares
Security Holder	Number		Percent(1)	Offered Hereby(2)	Number	Percent

Nexgen Capital Limited	10,600,000		8.74%	10,600,000	0	—
California U.S. Holdings, Inc.	71,325,281	(3)	58.8%	9,000,000	62,325,281	51.4%

(1)	Based on 121,275,614 shares of our Common Stock outstanding as of August 6, 2004.

(2)	Assumes that all shares being offered, as set forth above, are sold and that no other shares of Common Stock are acquired or disposed of by the Selling Security Holder prior to the termination of the offering. Because the Selling Security Holders may sell all, some or none of their shares or may acquire or dispose of other shares of Common Stock, no reliable estimate can be made of the aggregate number of shares that will be sold in the offering made by this Prospectus or the number or percentage of shares of Common Stock that the Selling Security Holders will own upon completion of the offering.

(3)	Includes (i) 68,199,669 shares held directly by CUSH, (ii) 865,612 shares held directly by IESA (the sole shareholder of CUSH), (iii) 2,000,000 shares held directly by Atari Interactive, another wholly-owned subsidiary of IESA (and, therefore, an affiliate of CUSH), and (iv) 260,000 shares held by the Cayre family with regard to which CUSH holds an irrevocable proxy. Does not include the 12,000,000 shares of Common Stock which CUSH has the right to acquire from Nexgen in certain circumstances. See “Transaction Between CUSH and Nexgen” below.

      CUSH is a wholly-owned subsidiary of IESA. CUSH beneficially owns 58.8% of our Common Stock. Our Chairman and Chief Executive Officer is also the Chairman and Chief Executive Officer of each of IESA and CUSH. Three of our directors (Bruno Bonnell, Thomas Schmider and David Ward) are also directors of IESA and two of our directors (Bruno Bonnell and Thomas Schmider) are also directors of CUSH.

      Nexgen Capital Limited is 100% owned by Nexgen Re Limited, which in turn is 100% owned by Nexgen Financial Holdings Limited (“NFH”). All three of these companies are incorporated in Ireland. No entities within the Nexgen group are U.S. registered broker-dealers.

      The largest shareholder of NFH (the holding company of the Nexgen group) is the French bank CDC IXIS, which exercises approximately 38% of the voting rights of NFH. CDC IXIS has an indirect U.S. subsidiary, CDC IXIS Capital Markets North America, Inc., (“CDCICMNA”) which we believe to be a U.S. registered broker-dealer. However, Nexgen does not expect to use CDCICMNA as a broker or in any other capacity in connection with the sale of the shares Nexgen is offering pursuant to this Prospectus.

      The board of directors of Nexgen Capital is composed of 5 directors: Mr. Peter Blessing, Mr. Frank Monks, Mr. Luc Giraud, Mr. Francois Robey and Mr. Ravi Viswanathan. In addition, there is an alternate director, Mr. Xavier Daudin, who may exercise the powers of an absent director. Voting rights over Atari shares would be exercised by one of the directors. The board of directors has delegated the power to exercise dispositive power over the Atari shares, within certain limits laid down by the board, to any one of three employees, Mr. Arnaud Bernard, Mr. Christophe Betard and Ms. Keara Killian. The board of directors retains authority to revoke or amend this delegation.

      The boards of directors of Nexgen Re Limited and NFH, both of which are controlling shareholders of Nexgen Capital, are both composed of the same 13 individuals: Mr. Peter Blessing, Mr. Etienne Bur, Mr. John Donnelly, Mr. Luc Giraud, Prof. Annie Koh, Mr. Goh Yew Lin, Mr. Lee Ming San, Mr. Victor Liew, Mr. Anthony Orsatelli, Mr. André Rolland, Prof. Marti Subrahmanyam, Mr. Tay Siew Choon and Mr. Ravi Viswanathan. These boards have delegated authority for the day-to-day management of the Nexgen group (including Nexgen Capital) to a Management Committee comprising Mr. Luc Giraud, Mr. Ravi Viswanathan, Mr. Francois Robey and Mr. Xavier Daudin.

      Except to the extent Nexgen Capital Limited is an affiliate of CDCICMNA, neither Selling Security Holder is an affiliate of a broker-dealer.

Material Relationships Between any Selling Security Holder and our Company and/or its Affiliates

Transaction Between CUSH and Nexgen

      On June 15, 2004, CUSH and Nexgen Capital Limited entered into a privately negotiated transaction pursuant to which (i) CUSH transferred to Nexgen 10,600,000 shares of our Common Stock (the “Transferred Shares”) in consideration of a payment from Nexgen equal to $2.6567 per share and (ii) as collateral, CUSH paid Nexgen $7,970,100. CUSH also agreed to use its best efforts to cause us to file a registration statement covering the Transferred Shares. Nexgen Capital Limited acquired the securities to be resold from CUSH in the ordinary course of Nexgen’s business and at the time of the acquisition, Nexgen had no agreements, understandings and arrangements with any other persons, either directly or indirectly, to dispose of the securities.

      The Transaction will terminate on or about June 16, 2005. Upon termination, CUSH will have the option to (1) physically settle the Transaction by paying Nexgen $23,910,300 and receiving 12,000,000 shares of our Common Stock from Nexgen or (2) cash settle the Transaction by paying Nexgen $23,910,300 and receiving cash equal to the then market price of 12,000,000 shares of our Common Stock (with such payments being netted). The Transaction also provides for an early termination at the election of Nexgen in the event that: (i) the arithmetic average price of our Common Stock for five successive trading days is less than $1.50, or (ii) CUSH enters into a transaction that, in the reasonable opinion of Nexgen, has a similar economic effect to the Transaction, or (iii) we have not filed a registration statement with SEC, or if the Transferred Shares are not registered within a certain period of time. In any of those events, CUSH will have the choice of a physical or cash settlement. For further information on the Transaction, please refer to the respective Schedule 13 filings under the Exchange Act of each of IESA and Nexgen as filed with the SEC on June 18, 2004 and June 21, 2004, respectively.

Relationship with CUSH

      CUSH is a wholly-owned subsidiary of IESA, a publicly traded French company. As described in “The Company” section above, our products are distributed exclusively by IESA throughout Europe, Asia and other regions and we exclusively distribute IESA’s products in the U.S. and Canada. We are also involved in numerous other transactions with IESA and its subsidiaries. These transactions include, but are not limited to, the purchase and sale of product, game development, and management and support services.

      CUSH acquired the shares of Common Stock that it owns, including the 9,000,000 shares it will be offering through this Prospectus, in several transactions, including the transaction whereby IESA, through CUSH, acquired a majority of our Common Stock, our subsequent recapitalization and the issuance of shares in cancellation of 5% Notes described below.

     5% Notes

      In conjunction with the 1999 purchase of Atari by IESA, we issued to CUSH, 5% subordinated convertible notes, in exchange for $25.0 million in cash and cancellation of $35.6 million in debt and accrued interest. The 5% CUSH Notes were to mature in December 2004 and had a principal amount of $60.6 million. The 5% CUSH Notes were convertible at any time, at the holder’s option, into shares of our common stock at $9.25 per share.

      In September 2003, the principal plus accrued interest on the 5% Notes totalled $73.1 million. Of this, $72.8 million was exchanged for common stock at the rate of $4.25 per share, which is the same price at which we simultaneously sold shares to the public. The remainder was offset against indebtedness from other IESA subsidiaries. The difference between the $4.25 per share at which our stock was issued and the $9.25 conversion price of the 5% Notes was recorded as a dividend to CUSH of $39.4 million. In September 2003, we expensed $1.3 million of remaining deferred financing fees related to the 5% Notes.

PLAN OF DISTRIBUTION

      Selling Security Holders may sell Common Stock to which this Prospectus relates on the NASDAQ National Market, where our Common Stock is listed for trading, in other markets where our Common Stock may be traded, in negotiated transactions, in transactions involving principals or brokers, in a combination of such methods of sale or by any other lawful means. They will sell the Common Stock at prices which are current when the sales take place or at other prices to which they agree.

      We have advised the Selling Security Holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to them and to their affiliates while they are offering the shares to which this Prospectus relates.

      In offering the shares covered by this Prospectus, the Selling Security Holders and any broker-dealers who sell the shares for the Selling Security Holders may be “underwriters” within the meaning of the Securities Act, and any profits realized by the Selling Security Holders and the compensation of such broker-dealers may be underwriting discounts and commissions.

      Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed, including block trading in negotiated transactions. Without limiting the foregoing, the brokers may act as dealers by purchasing shares from Selling Security Holders, either as agents for others or as principals for their own accounts, and reselling those shares. The Selling Security Holders may effect transactions directly or indirectly through underwriters, broker-dealers or agents acting on their behalf. In connection with such sales, any broker-dealers or agents may receive compensation in the form of commissions, concessions, allowances or discounts, any or all of which might be in excess of customary amounts. Neither we nor the Selling Security Holders can estimate at the present time the amount of commissions or discounts, if any, that will be paid by the Selling Security Holders on account of its sales of the shares from time to time. Some sales may involve shares in which Selling Security Holders have granted security interests and which are being sold because of foreclosure of those security interests.

      The Selling Security Holders are acting independently of us in making decisions with respect to the timing, manner and size of each sale of shares. We have not been advised of any definitive selling arrangement at the date of this Prospectus between any Selling Security Holder and any broker-dealer or agent.

      The expenses of preparing and filing this Prospectus and the related registration statement with the SEC will be paid entirely by CUSH. Shares of Common Stock covered by this Prospectus also may qualify to be sold pursuant to Rule 144 under the Securities Act, rather than pursuant to this Prospectus.

SEC POSITION REGARDING INDEMNIFICATION

      Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article Seventh of our Amended and Restated Certificate of Incorporation and Article V of our Amended and Restated By-laws, as amended, provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware law, as it may be amended from time to time. Article Eighth of our Amended and Restated Certificate of Incorporation limits the personal liability of our directors to the maximum extent permitted by Delaware law. We also maintain directors’ and officers’ liability insurance. We have been informed that in the opinion of the SEC, if the provisions described above permit directors, officers or persons who control us to be indemnified for liabilities arising under the Securities Act, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

      The validity of the securities offered by this Prospectus will be passed upon for us by Clifford Chance US LLP, New York, New York.

EXPERTS

      The consolidated financial statements and the related financial statement schedules of us and our subsidiaries incorporated by reference herein and elsewhere in the Registration Statement from our Annual Report on Form 10-K for the fiscal year ended March 31, 2004, as amended by Amendment No. 1 on Form 10-K/ A filed on August 18, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.